BRT REALTY TRUST
60 Cutter Mill Rd. Suite 303
Great Neck, NY 11021
(516) 466-3100

April 11, 2008

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Dear Ms. Van Doorn:

We are in receipt of your additional comment letter dated April 4, 2008 regarding our Annual Report on Form 10-K for the year ended September 30, 2007 (File No. 001-07172). We have reviewed your comments and provide additional responses below to each of your comments. Our responses follow the order of your letter.

1. With respect to the statement requested, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

2. With respect to the comment regarding our loan portfolio and the individual who became incapacitated in May 2007 and how we considered paragraphs 8-10 of SFAS 114 in determining that these loans were not impaired at September 30, 2007 and December 31, 2007, please be advised:

We review our loan portfolio each quarter for possible impairment. The loans made to the entities controlled by this individual were discussed and reviewed as part of our normal quarterly review procedures. This individual had in place prior to the event which resulted in his incapacitation, a capable management team, which had been managing these properties, as well as other properties owned by this individual, both before and after his incapacity. Since this individual has become incapacitated, we have been monitoring the situation and are in close, regular contact with his management group. All of these loans (except for a single loan in the amount of $2,700,000) are collateralized by income producing multi-family rental properties; have a floating rate of interest ranging from prime plus 4% to prime plus 5% with minimum rates of interest ranging from 12.75% to 13.25% and have maturity dates ranging from February 8, 2008 to August 10, 2008. In accordance with paragraphs 8-10 of SFAS 114, impairment is recognized when based on current information and events, it is probable that we will not be able to collect all amounts due according to the contractual terms of the loan agreement. All of these loans are collateral dependent and we anticipate payment of principal and interest from the current cash flow and the sale of the collateral. Additionally, the payment history demonstrated by the borrowing entities since the principal’s incapacitation make it probable that we will be able to collect all amounts contractually due. Based on these considerations we determined that these loans were not impaired at September 30, 2007.

For the quarter ended December 31, 2007, we performed our normal quarterly review of the loans and determined that no impairment existed at December 31, 2007. Additionally, before the filing of our December 31, 2007 Quarterly Report on Form 10-Q, our representative performed a site inspection of each of the properties securing our loans. From the time of the incapacitation through the filing of our Annual Report on Form 10-K and as of December 31, 2007, all of the loans made to this individual’s entities, with the exception of the single loan in the amount of $ 2,700,000, had performed according to their contractual terms

The single loan in the amount of $2,700,000, which is secured by a single family residential property located in Westchester County, New York, was reclassified as non-performing as of December 31, 2007, but no impairment charge was taken as we have determined based on our quarterly loan impairment analysis that the estimated collateral value is sufficient to collect all amounts due.

We continue to monitor the loans as part of our quarterly review process and if conditions and events change, will record impairment charges should it be probable that that we will not be able to collect all amounts due.

3. You have asked us to clarify how we considered the criteria in paragraph 5 (c) of FIN 46(R) in determining that the joint venture was not a variable interest entity. Specifically, you have asked us to clarify whether or not the registrant is the investor with disproportionately few voting rights and if it is, clarify how we determined that substantially all the joint venture’s activities did not involve and were not conducted on the registrant’s behalf.

Paragraph 5(c)(ii) of FIN46(R) states that one of the criteria that subject an entity to consolidation is that substantially all the activities either involve or are conducted on behalf of the investor that has disproportionately few voting rights.

This joint venture is capitalized 25% by a wholly-owned subsidiary of the registrant and 75% by a subsidiary of CIT Capital USA. Although we hold a minority of the equity interest in this joint venture, pursuant to the joint venture agreement, all major decisions regarding this joint venture require the approval of both members resulting in the registrant effectively holding 50% of the voting rights and CIT Capital USA effectively holding 50% of the voting rights. Given these facts, the CIT entity, not the registrant, is the investor with disproportionately few voting rights.

In addition, both BRT and CIT Capital USA are involved in the real estate lending business and the joint ventures activities are not conducted on behalf of the CIT member which has the disproportionately few voting rights but is conducted for the benefit of both members of the joint venture.

If there are any additional questions or comments that you may have, please contact me at the number listed above.

Sincerely,
BRT REALTY TRUST

/s/George Zweier

George Zweier
Vice President and
Chief Financial Officer